SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




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                                                  :
                In the Matter of                  :
                                                  :
      PUBLIC SERVICE COMPANY OF OKLAHOMA          :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8711                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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      This report is filed under Rule 24 of the Public Utility  Holding  Company
Act of 1935 by Public Service Company of Oklahoma (PSO) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26445 dated December 29, 1995, it is required that PSO file semi-annual reports providing the following information with respect to the activities related to its investment in RIKA
Management  Company,  L.L.C.,   Universal  Power  Products,   L.L.C.,  Automated
Substation Development Company, L.L.C., and RC Training, L.L.C. (collectively referred to as the RIKA Companies): 1) a description of all products and services that were developed, in the process of development or being considered for development by the RIKA Companies during the period, 2) a description of any software or ancillary services provided to PSO by the RIKA Companies during the period, 3) a statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its debt and equity holdings in the RIKA Companies, and 4) a statement regarding the nature and consequences of any event of default under the development agreement occurring during the period, including any resulting change in the voting interests held by PSO in any of the RIKA Companies and any exercise of control by PSO over the management and affairs of any of the RIKA Companies. This report covers the period January 1, 1997 through June 30, 1997.


1) Description of all products and services that were developed, in the process of development or being considered for development by the RIKA Companies

                  - The RIKA Companies  continue to develop  new testing modules associated with "Ultra-test", its WindowsTM version relay testing software, released in September 1996.

                  - The  RIKA   Companies  are  Beta  testing   its   substation
                    automation package. Currently, the RIKA Companies are testing at CSW and at a non-affiliated third party site. The substation package is designed to provide remote low cost monitoring to small distribution substations.

                  - The RIKA  Companies  have  completed  the  development of an advanced relay testing training school which began bimonthly operations in May 1997.

                  - The RIKA  Companies  are in  the  process  of  developing  a software database that can be used to integrate the multiple substation/relay maintenance and testing software programs available on the market. The product should be completed before the end of the third quarter of 1997. The RIKA Companies have begun marketing this product to several of its existing customers.


2) Description of any software or ancillary services provided to PSO by the RIKA Companies

                  - CSW is in the process of  purchasing  the  Ultra-test  relay testing package for each of its four electric operating companies, including PSO. The purchase and installation of the testing package should be completed during the third quarter of 1997.

                  - PSO is  currently  Beta  testing the  substation  automation package at one of its substations. Test results should be available sometime during the third quarter of 1997. If the test results are successful, CSW could potentially purchase several of these packages for installation in its small remote substations. The RIKA Companies' substation automation package has better capabilities at a lower price than other similar systems CSW evaluated.

3) Statement of any dividends or interest paid to PSO, both for the period and cumulatively

                  - Because of the delay in the release of the  current  version of Ultra-test, PSO agreed that the RIKA Companies should conserve its current cash reserves. As a result, PSO's current semi-annual interest payment was postponed. None of the provisions of the agreement were modified nor were any other considerations given as a result of this decision. The amount of the interest payment deferred was $45,874 with a cumulative amount of $91,748 postponed thus far. During 1996, PSO received one interest payment from the RIKA Companies in the amount of $45,874.

                  - The RIKA  Companies  paid no  dividends  to PSO  during  the reporting period.

4) Statement regarding the nature and consequences of any event of default under the Development Agreement

                    No events of default occurred during the reporting period.



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                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma has duly caused this report to be signed on its behalf on this 21th day of August 1997.

                                         Public Service Company of Oklahoma

                                         /s/    R. Russell Davis
                                         R. Russell Davis
                                         Controller and Chief
                                         Accounting Officer